FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2022

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2022 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2021 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities, and key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). The previously used average billing per unit (“ABPU”) metric has been abandoned and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales. Definitions of the non-IFRS measures and key performance indicators used by the Corporation, including the new ARPU metric, are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any new major waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

Highlights

First quarter 2022

Revenues: $1.09 billion, a $3.1 million (-0.3%) decrease.

Adjusted EBITDA:1 $443.2 million, a $10.8 million (-2.4%) decrease.

Net income attributable to shareholders: $130.5 million, a $1.2 million increase.

Adjusted cash flows from operations:1 $317.3 million, an $8.2 million (2.7%) increase.

Cash flows provided by operating activities: $220.5 million, a $44.9 million (-16.9%) decrease.

1 See “Non-IFRS financial measures.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021

Income
Revenues:
Telecommunications	$903.4	$914.0
Media	181.8	174.8
Sports and Entertainment	34.1	31.2
Inter-segment	(31.3)	(28.9)
	1,088.0	1,091.1
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	460.0	450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(4.8)	(0.3)
	443.2	454.0
Depreciation and amortization	(194.9)	(195.6)
Financial expenses	(75.7)	(81.0)
Loss on valuation and translation of financial instruments	(0.1)	(0.1)
Restructuring of operations and other items	(0.9)	(4.5)
Income taxes	(45.4)	(44.8)
Net income	$126.2	$128.0

Table 1 (continued)	Three months ended March 31
	2022	2021

Additions to property, plant and equipment and to intangible assets:
Telecommunications	$115.4	$138.0
Media	9.2	5.7
Sports and Entertainment	0.8	1.0
Head Office	0.5	0.2
	125.9	144.9
Cash flows:
Adjusted cash flows from operations:
Telecommunications	344.6	312.9
Media	(21.1)	(4.4)
Sports and Entertainment	(0.9)	1.1
Head Office	(5.3)	(0.5)
	317.3	309.1
Free cash flows from continuing operating activities[1]	96.9	95.1
Cash flows provided by operating activities	220.5	265.4

	March 31 2022	Dec. 31 2021
Balance sheet
Cash and cash equivalents	$27.6	$65.1
Working capital	(749.9)	71.6
Net assets related to derivative financial instruments	305.4	382.3
Total assets	10,588.4	10,735.0
Total long-term debt	6,332.2	6,509.5
Lease liabilities (current and long term)	206.5	210.1
Equity attributable to shareholders	1,626.2	1,438.7
Equity	1,748.5	1,562.0

Telecommunications

•	The Telecommunications segment’s revenues decreased by $10.6 million (-1.2%) and its adjusted EBITDA increased by $9.1 million (2.0%) in the first quarter of 2022.

•	Videotron’s revenues from mobile services and equipment increased by $20.1 million (8.7%) in the first quarter of 2022.

•	There was a net increase of 13,800 (0.2%) RGUs in the first quarter of 2022, including 24,500 (1.5%) connections to the mobile telephony service, 17,500 (3.5%) subscriptions to over-the-top (“OTT”) video services, and 5,300 (0.3%) subscriptions to Internet access service.

1 See “Non-IFRS financial measures.”

Other segments

•	The Media and Sports and Entertainment segments increased their revenues by $7.0 million (4.0%) and $2.9 million (9.3%) respectively.

Financing operations

•	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2022/2021 First quarter comparison

Revenues: $1.09 billion, a $3.1 million (-0.3%) decrease.

•	Revenues decreased in Telecommunications ($10.6 million or -1.2% of segment revenues).

•	Revenues increased in Media ($7.0 million or 4.0%) and Sports and Entertainment ($2.9 million or 9.3%).

Adjusted EBITDA: $443.2 million, a $10.8 million (-2.4%) decrease.

•	Adjusted EBITDA increased in Telecommunications ($9.1 million or 2.0% of segment adjusted EBITDA).

•	There were unfavourable variances in Media ($13.2 million), in Sports and Entertainment ($2.2 million) and at Head Office (4.5 million).

•	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $1.3 million favourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $130.5 million in the first quarter of 2022, compared with $129.3 million in the same period of 2021, an increase of $1.2 million.

•	The main favourable variances were:

o	$5.3 million decrease in financial expenses;

o	$3.6 million favourable variance in restructuring of operations and other items;

o	$3.0 million favourable variance in non-controlling interest.

•	The main unfavourable variances were:

o	$10.8 million decrease in adjusted EBITDA.

Adjusted cash flows from operations: $317.3 million, an $8.2 million (2.7%) increase due primarily to an $18.5 million decrease in additions to intangible assets, partially offset by the $10.8 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $220.5 million, a $44.9 million (-16.9%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, the increase in current income taxes and the decrease in adjusted EBITDA, partially offset by the decrease in the cash portion of financial expenses.

Depreciation and amortization charge: $194.9 million in the first quarter of 2022, a $0.7 million decrease.

Financial expenses: $75.7 million in the first quarter of 2022, a $5.3 million decrease. The decrease in financial expenses was due to the impact of lower average interest on long-term debt, partially offset by higher average indebtedness.

Loss on valuation and translation of financial instruments: $0.1 million in the first quarters of 2022 and 2021.

Charge for restructuring of operations and other items: $0.9 million in the first quarter of 2022, a $3.6 million favourable variance.

•	A $0.9 million charge was recognized in the first quarter of 2022 in connection with cost-reduction initiatives in the Corporation’s various segments ($3.2 million in the first quarter of 2021). A $0.8 million charge for impairment of assets and a $0.5 million loss on other items were also recognized in the first quarter of 2021.

Income tax expense: $45.4 million in the first quarter of 2022 (effective tax rate of 26.5%), compared with $44.8 million in the same period of 2021 (effective tax rate of 25.9%), a $0.6 million unfavourable variance.

SEGMENTED ANALYSIS

 Telecommunications

First quarter 2022 operating results

Revenues: $903.4 million in the first quarter of 2022, a $10.6 million (-1.2%) decrease.

•	Revenues from mobile telephony services increased $16.8 million (9.9%) to $187.3 million, due primarily to an increase in the number of subscriber connections and higher average per-customer revenue.

•	Revenues from Internet access services increased $2.0 million (0.7%) to $298.6 million, due mainly to subscriber base growth.

•	Revenues from television services decreased $15.9 million (-7.5%) to $197.3 million, mainly because of a decrease in the subscriber base and a decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services decreased $5.5 million (-6.8%) to $75.2 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers increased $3.3 million (5.5%) to $63.8 million, mainly because of price increases, partially offset by a decrease in the number of mobile devices sold.

•	Revenues from wireline equipment sales to customers decreased $14.4 million (-30.8%) to $32.3 million, mainly because of a lower volume of equipment sales related to the Helix platform.

•	Other revenues increased $3.1 million (6.8%) to $48.9 million, mainly reflecting a revenue increase at Videotron Business.

ARPU: Videotron’s total ARPU was $46.40 in the first quarter of 2022 compared with $46.64 in the same period of 2021. The $0.24 (-0.5%) decrease was due in part to the larger proportion of units in mobile telephony. Mobile ARPU was $38.70 in the first quarter of 2022 compared with $38.08 in the same period of 2021, a $0.62 (1.6%) increase.

Customer statistics

RGUs – The total number of RGUs was 6,203,400 at March 31, 2022, an increase of 13,800 (0.2%) from the end of the fourth quarter of 2021 (compared with a decrease of 6,700 in the same period of 2021), and a 12-month increase of 62,200 (1.0%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,626,400 at March 31, 2022, an increase of 24,500 (1.5%) from the end of the fourth quarter of 2021 (compared with an increase of 22,100 in the same period of 2021), and a 12-month increase of 123,200 (8.2%) (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,846,100 at March 31, 2022, an increase of 5,300 (0.3%) from the end of the fourth quarter of 2021 (compared with an increase of 8,100 in the same period of 2021), and a 12-month increase of 41,200 (2.3%) (Table 2).

Television – The number of subscribers to television services stood at 1,406,400 at March 31, 2022, a decrease of 12,200 (-0.9%) from the end of the fourth quarter of 2021 (compared with a decrease of 18,100 in the same period of 2021), and a 12-month decrease of 51,100 (-3.5%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 803,600 at March 31, 2022, a decrease of 21,300 (-2.6%) from the end of the fourth quarter of 2021 (compared with a decrease of 27,000 in the same period of 2021), and a 12-month decrease of 94,100 (-10.5%) (Table 2).

OTT – The number of subscribers to OTT video services stood at 520,900 at March 31, 2022, an increase of 17,500 (3.5%) from the end of the fourth quarter of 2021 (compared with an increase of 8,200 in the same period of 2021) and a 12-month increase of 43,000 (9.0%) (Table 2).

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 2022	Dec. 2021	Sept. 2021	June 2021	Mar. 2021	Dec. 2020	Sept. 2020	June 2020

Mobile telephony	1,626.4	1,601.9	1,571.3	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9
Internet	1,846.1	1,840.8	1,832.7	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3
Television	1,406.4	1,418.6	1,428.0	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3
Wireline telephony	803.6	824.9	847.4	872.4	897.7	924.7	947.8	976.5
OTT video	520.9	503.4	467.2	466.6	477.9	469.7	452.9	472.2
Total	6,203.4	6,189.6	6,146.6	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2

Adjusted EBITDA: $460.0 million, a $9.1 million (2.0%) increase due primarily to:

•	decrease in operating expenses, including customer service expenses, labour costs and administrative expenses.

Partially offset by:

•	impact of lower revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 49.1% in the first quarter of 2022 compared with 50.7% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Adjusted cash flows from operations: $344.6 million in the first quarter of 2022 compared with $312.9 million in the same period of 2021 (Table 11). The $31.7 million increase was caused by a $16.4 million decrease in additions to intangible assets, due primarily to a general slowdown in investment following the review of strategic priorities, the $9.1 million increase in adjusted EBITDA and a $6.2 million decrease in additions to property, plant and equipment.

 Media

First quarter 2022 operating results

Revenues: $181.8 million in the first quarter of 2022, a $7.0 million (4.0%) increase.

•	Other revenues increased by $5.0 million (10.1%), mainly because of higher revenues from production and distribution services and from film production and audiovisual services.

•	Advertising revenues increased by $3.1 million (4.1%), mainly because of higher advertising revenues in the broadcasting business.

•	Subscription revenues decreased by $1.1 million (-2.2%), mainly because of lower subscription revenues at the specialty channels and the magazines.

Adjusted EBITDA: Negative $11.9 million in the first quarter of 2022, a $13.2 million unfavourable variance due primarily to:

•	increase in the TVA Network’s content costs.

Partially offset by:

•	impact of the revenue increase.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Media segment operations, expressed as a percentage of revenues, were 106.5% in the first quarter of 2022 compared with 99.3% in the same period of 2021, mainly due to the increase in content costs in the broadcasting business.

Adjusted cash flows from operations: Negative $21.1 million in the first quarter of 2022 compared with negative $4.4 million in the same period of 2021 (Table 9). The $16.7 million unfavourable variance was due to the $13.2 million unfavourable variance in adjusted EBITDA and the $5.5 million increase in additions to property, plant and equipment caused by the start of construction on MELS 4, partially offset by a $2.0 million decrease in additions to intangible assets.

 Sports and Entertainment

First quarter 2022 operating results

Revenues: $34.1 million in the first quarter of 2022, a $2.9 million (9.3%) increase due primarily to higher revenues from book distribution, concerts and music.

Adjusted EBITDA: Negative $0.1 million in the first quarter of 2022, an unfavorable variance of $2.2 million, primarily due to the impact of increases in some operating expenses, including administrative expenses.

Adjusted cash flows from operations: Negative $0.9 million in the first quarter of 2022 compared with positive $1.1 million in the same period of 2021 (Table 9). The $2.0 million unfavourable variance was essentially due to the $2.2 million unfavourable variance in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $220.5 million in the first quarter of 2022, compared with $265.4 million in the same period of 2021.

The $44.9 million decrease was mainly due to:

•	$30.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in inventory, accounts payable and accrued charges and deferred revenues, partially offset by favourable variances in contract assets, income tax payable and accounts receivable;

•	$11.1 million increase in current income taxes;

•	$10.8 million decrease in adjusted EBITDA.

Partially offset by:

•	$4.8 million decrease in the cash portion of financial expenses.

The unfavourable net change in non-cash items related to operating activities and the decrease in profitability had an unfavourable impact on cash flows provided by operating activities in the first quarter of 2022 compared with the same period of 2021, while the decrease in the cash portion of financial expenses had a favourable impact.

Working capital: Negative $749.9 million at March 31, 2022 compared with positive $71.6 million at December 31, 2021. The $821.5 million decrease was due primarily to a Senior Note maturing in 2023, and related derivative financial instruments, the balances of which have been recorded in current items, as well as decreases in accounts receivable and in cash and cash equivalents, partially offset by an increase in inventory.

Investing activities

Cash flows used for additions to property, plant and equipment: $95.2 million in the first quarter of 2022 compared with $111.6 million in the same period of 2021. The $16.4 million decrease mainly reflects a $15.9 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $29.8 million in the first quarter of 2022 compared with $58.8 million in the same period of 2021. The $29.0 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities, mainly in the Telecommunications segment, and a $10.5 million favourable net change in current non-cash items.

Proceeds from disposal of assets: $1.4 million in the first quarter of 2022 compared with $0.1 million in the same period of 2021.

Business acquisitions: $15.1 million in the first quarter of 2021, essentially consisting in the acquisition of Les Disques Audiogramme inc. in the Sports and Entertainment segment.

Acquisition of investments and other: $4.0 million in the first quarter of 2022 compared with $0.6 million in the same period of 2021.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $96.9 million in the first quarter of 2022 compared with $95.1 million in the same period of 2021 (Table 10).

The $1.8 million increase was due primarily to:

•	$16.4 million decrease in cash flows used for additions to property, plant and equipment;

•	$29.0 million decrease in cash flows used for additions to intangible assets.

Partially offset by:

•	$44.9 million decrease in cash flows provided by operating activities.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $157.8 million reduction in the first quarter of 2022; $76.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions in the first quarter of 2022 essentially consisted of:

o	$149.0 million decrease in Videotron’s drawings on its secured revolving credit facility;

o	$51.2 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments;

o	$7.4 million decrease in debt attributable to changes in fair value related to hedged interest risk.

•	Debt increases in the first quarter of 2022 essentially consisted of:

o	$25.2 million increase in the bank indebtedness of Videotron and TVA Group;

o	$23.0 million increase in total drawings on the secured revolving bank credit facilities of TVA Group and Quebecor Media.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $305.4 million at March 31, 2022 compared with $382.3 million at December 31, 2021. The $76.9 million net unfavourable variance was mainly due to:

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.

Financial Position

Net available liquidity: $1.65 billion at March 31, 2022 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.65 billion in available unused revolving credit facilities, less $1.0 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.32 billion at March 31, 2022, a $157.8 million decrease compared with December 31, 2021; $76.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•	Consolidated debt essentially consisted of Videotron’s $5.23 billion debt ($5.38 billion at December 31, 2021); TVA Group’s $26.5 million debt ($12.0 million at December 31, 2021); and Quebecor Media’s $1.07 billion debt ($1.09 billion at December 31, 2021).

As at March 31, 2022, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2023	$1,095.5
2024	135.9
2025	750.3
2026	775.0
2027	–
2028 and thereafter	3,575.5
Total	$6,332.2

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding securities, including Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.0 years as of March 31, 2022 (5.2 years as of December 31, 2021). After taking into account hedging instruments, the debt consisted of approximately 80.5% fixed-rate debt (92.4% at December 31, 2021) and 19.5% floating-rate debt (7.6% at December 31, 2021).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2022, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

On April 5, 2022, the Board of Directors of Quebecor Media declared a dividend in the amount of $125.0 million, which was paid to shareholders the same day.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2022 and December 31, 2021

(in millions of Canadian dollars)

	March 31, 2022[1]	Dec. 31, 2021[1]	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$27.6	$65.1	$(37.5)	Cash flows used in financing activities and investing activities.
Accounts receivable	706.6	744.9	(38.3)	Impact of current variances in activities.
Contract assets	103.9	129.4	(25.5)	Increased financing of equipment sales.
Inventories	367.5	282.6	84.9	Impact of current variances in activity.
Derivative financial instruments[2]	305.4	382.3	(76.9)	See “Financing activities.”
Property, plant and equipment	2,981.4	3,023.1	(41.7)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,324.8	2,344.1	(19.3)	Amortization for the period less additions to intangible assets.

Other assets	539.4	510.8	28.6	Gain on remeasurement of defined benefit plans.

Liabilities

Income taxes[3]	14.0	39.9	(25.9)	Current disbursements less current income taxes for the period.
Long-term debt, including short-term portion and bank indebtedness	6,322.2	6,480.0	(157.8)	See “Financing activities.”
Other liabilities	196.0	271.5	(75.5)	Gain on remeasurement of defined benefit plans.
[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.
[2]	Current and long-term assets less long-term liabilities.
[3]	Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual obligations

At March 31, 2022, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of Quebecor Media as of March 31, 2022

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,332.2	$1,095.5	$886.2	$775.0	$3,575.5
Interest payments[2]	1,283.6	201.5	436.0	326.5	319.6
Lease liabilities	206.5	39.5	67.2	36.9	62.9
Interest payments on lease liabilities	49.1	8.8	12.9	8.2	19.2
Additions to property, plant and equipment and other commitments	1,406.5	356.4	428.7	287.0	334.4
Derivative financial instruments[3]	(281.6)	(227.9)	(88.0)	–	34.3
Total contractual obligations	$8,996.3	$1,473.8	$1,743.0	$1,433.6	$4,345.9

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2022.
[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2022, the Corporation made sales to affiliated companies in the amount of $1.6 million ($1.2 million in the same period of 2021). The Corporation also made purchases from affiliated companies in the amount of $8.4 million in the first quarter of 2022 ($3.8 million in the same period of 2021), which are included in “Purchase of goods and services,” and recorded $0.5 million in interest expense on leases with the parent corporation ($0.5 million in the same period of 2021). These transactions were accounted for at the consideration agreed between the parties.

As of March 31,2022, the advance from the parent corporation amounted to $3.3 million ($21.6 million as of December 31, 2021) and the lease liability with the parent corporation amounted to $26.2 million ($27.0 million as of December 31, 2021).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2022, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2021), and incurred management fees of $0.6 million ($0.6 million in the same period of 2021) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2022 and December 31, 2021 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,332.2)	$(6,154.1)	$(6,509.5)	$(6,615.3)
Derivative financial instruments
Foreign exchange forward contracts	(2.0)	(2.0)	0.9	0.9
Cross-currency swaps	307.4	307.4	381.4	381.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses on valuation and translation of financial instruments in the first quarters of 2022 and 2021 are summarized in Table 7.

Table 7

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021

Loss on the ineffective portion of fair value hedges	$0.1	$0.1
	$0.1	$0.1

An $18.4 million loss was recorded under “Other comprehensive income” in the first quarter of 2022 in relation to cash flow hedging relationships ($2.6 million gain in the same period of 2021).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor Media’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$460.0	$450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(4.8)	(0.3)
	443.2	454.0
Depreciation and amortization	(194.9)	(195.6)
Financial expenses	(75.7)	(81.0)
Loss on valuation and translation of financial instruments	(0.1)	(0.1)
Restructuring of operations and other items	(0.9)	(4.5)
Income taxes	(45.4)	(44.8)
Net income	$126.2	$128.0

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$460.0	$450.9
Media	(11.9)	1.3
Sports and Entertainment	(0.1)	2.1
Head Office	(4.8)	(0.3)
	443.2	454.0
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(93.2)	(99.4)
Media	(6.7)	(1.2)
Sports and Entertainment	(0.1)	(0.1)
Head Office	(0.2)	–
	(100.2)	(100.7)
Additions to intangible assets:[2]
Telecommunications	(22.2)	(38.6)
Media	(2.5)	(4.5)
Sports and Entertainment	(0.7)	(0.9)
Head Office	(0.3)	(0.2)
	(25.7)	(44.2)
Adjusted cash flows from operations
Telecommunications	344.6	312.9
Media	(21.1)	(4.4)
Sports and Entertainment	(0.9)	1.1
Head Office	(5.3)	(0.5)
	$317.3	$309.1

[1] Reconciliation to cash flows used for additions to	Three months ended March 31
property, plant and equipment as per condensed consolidated financial statements:	2022	2021

Additions to property, plant and equipment	$(100.2)	$(100.7)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	5.0	(10.9)
Cash flows used for additions to property, plant and equipment	$(95.2)	$(111.6)

[2] Reconciliation to cash flows used for additions to	Three months ended March 31
intangible assets as per condensed consolidated financial statements:	2022	2021

Additions to intangible assets	$(25.7)	$(44.2)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.1)	(14.6)
Cash flows used for additions to intangible assets	$(29.8)	$(58.8)

Table 10

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted cash flows from operations from Table 9	$317.3	$309.1
Plus (minus)
Cash portion of financial expenses	(74.0)	(78.8)
Cash portion related to restructuring of operations and other items	(0.9)	(3.2)
Current income taxes	(74.4)	(63.3)
Other	1.5	(0.3)
Net change in non-cash balances related to operating activities	(73.5)	(42.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	5.0	(10.9)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(4.1)	(14.6)
Free cash flows from continuing operating activities	96.9	95.1
Plus (minus)
Cash flows used for additions to property, plant and equipment	95.2	111.6
Cash flows used for additions to intangible assets	29.8	58.8
Proceeds from disposal of assets	(1.4)	(0.1)
Cash flows provided by operating activities	$220.5	$265.4

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The previously used ABPU metric has been abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 14

Videotron’s ARPU for the past eight quarters

(in Canadian dollars)

	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020

Mobile ARPU	$38.70	$38.97	$39.13	$38.41	$38.08	$38.69	$39.20	$38.45
Total ARPU	$46.40	$47.07	$47.32	$47.22	$46.64	$46.94	$46.84	$46.51

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Quebecor Media provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public-health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

QUEBECOR MEDIA INC.

Three-month periods ended March 31, 2022 and 2021

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2022	2021

Revenues	2	$1,088.0	$1,091.1

Employee costs	3	178.6	175.7
Purchase of goods and services	3	466.2	461.4
Depreciation and amortization		194.9	195.6
Financial expenses	4	75.7	81.0
Loss on valuation and translation of financial instruments		0.1	0.1
Restructuring of operations and other items	5	0.9	4.5
Income before income taxes		171.6	172.8
Income taxes (recovery):
Current		74.4	63.3
Deferred		(29.0)	(18.5)

		45.4	44.8

Net income		$126.2	$128.0

Net income (loss) attributable to
Shareholders		$130.5	$129.3
Non-controlling interests		(4.3)	(1.3)

See accompanying notes to condensed consolidated financial statements.

1

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended
(unaudited)	March 31
	2022	2021

Net income	$126.2	$128.0

Other comprehensive income:
Items that may be reclassified to income:
Cash flow hedges:
Loss on valuation of derivative financial instruments	(18.4)	(2.6)
Deferred income taxes	3.9	1.9

Loss on translation of investments in foreign associates	(4.3)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	108.0	177.0
Deferred income taxes	(28.6)	(46.9)

Equity investment:
Loss on revaluation of an equity investment	(0.2)	-
	60.4	129.4
Comprehensive income	$186.6	$257.4

Comprehensive income attributable to
Shareholders	$187.5	$251.9
Non-controlling interests	(0.9)	5.5

See accompanying notes to condensed consolidated financial statements.

2

QUEBECOR MEDIA INC.
SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31, 2022

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$903.4	$181.8	$34.1	$(31.3)	$1,088.0

Employee costs	101.3	59.9	10.1	7.3	178.6
Purchase of goods and services	342.1	133.8	24.1	(33.8)	466.2
Adjusted EBITDA[1]	460.0	(11.9)	(0.1)	(4.8)	443.2

Depreciation and amortization					194.9
Financial expenses					75.7
Loss on valuation and translation of financial instruments					0.1
Restructuring of operations and other items					0.9
Income before income taxes					$171.6

Cash flows used for
Additions to property, plant and equipment	$89.2	$5.6	$0.1	$0.3	$95.2
Additions to intangible assets	26.0	2.8	0.7	0.3	29.8

	Three months ended March 31, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$914.0	$174.8	$31.2	$(28.9)	$1,091.1

Employee costs	104.5	55.1	7.5	8.6	175.7
Purchase of goods and services	358.6	118.4	21.6	(37.2)	461.4
Adjusted EBITDA[1]	450.9	1.3	2.1	(0.3)	454.0

Depreciation and amortization					195.6
Financial expenses					81.0
Loss on valuation and translation of financial instruments					0.1
Restructuring of operations and other items					4.5
Income before income taxes					$172.8

Cash flows used for
Additions to property, plant and equipment	$107.6	$3.8	$0.1	$0.1	$111.6
Additions to intangible assets	51.3	6.1	0.9	0.5	58.8

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items and income taxes.

See accompanying notes to condensed consolidated financial statements.

3

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

Equity attributable to shareholders					Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed		prehensive	controlling	Total
	stock	surplus	Deficit	(loss) income	interests	equity
	(note 8)			(note 10)

Balance as of December 31, 2020	$1,290.6	$734.3	$(575.0)	$(131.1)	$101.6	$1,420.4
Net income (loss)	-	-	129.3	-	(1.3)	128.0
Other comprehensive income	-	-	-	122.6	6.8	129.4
Dividends	-	-	(120.0)	-	(0.1)	(120.1)
Balance as of March 31, 2021	1,290.6	734.3	(565.7)	(8.5)	107.0	1,557.7
Net income	-	-	441.4	-	11.3	452.7
Other comprehensive (loss) income	-	-	-	(8.4)	5.0	(3.4)
Dividends	-	-	(445.0)	-	-	(445.0)
Balance as of December 31, 2021	1,290.6	734.3	(569.3)	(16.9)	123.3	1,562.0
Net income (loss)	-	-	130.5	-	(4.3)	126.2
Other comprehensive income	-	-	-	57.0	3.4	60.4
Dividends	-	-	-	-	(0.1)	(0.1)
Balance as of March 31, 2022	$1,290.6	$734.3	$(438.8)	$40.1	$122.3	$1,748.5

See accompanying notes to condensed consolidated financial statements.

4

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2022	2021

Cash flows related to operating activities
Net income		$126.2	$128.0
Adjustments for:
Depreciation of property, plant and equipment		138.9	145.8
Amortization of intangible assets		45.0	38.9
Depreciation of right-of-use assets		11.0	10.9
Loss on valuation and translation of financial instruments		0.1	0.1
Loss on disposal of other assets	5	-	0.5
Impairment of assets	5	-	0.8
Amortization of financing costs	4	1.7	2.2
Deferred income taxes		(29.0)	(18.5)
Other		0.1	(0.4)
		294.0	308.3
Net change in non-cash balances related to operating activities		(73.5)	(42.9)
Cash flows provided by operating activities		220.5	265.4
Cash flows related to investing activities
Business acquisitions		-	(15.1)
Additions to property, plant and equipment	6	(95.2)	(111.6)
Additions to intangible assets		(29.8)	(58.8)
Proceeds from disposal of assets		1.4	0.1
Acquisition of investments and other		(4.0)	(0.6)
Cash flows used in investing activities		(127.6)	(186.0)
Cash flows related to financing activities
Net change in bank indebtedness		25.2	1.6
Net change under revolving facilities		(126.1)	(3.1)
Net change in advance from the parent corporation		(18.3)	31.4
Issuance of long-term debt, net of financing costs		-	644.0
Repayment of lease liabilities		(11.1)	(10.9)
Dividends		-	(120.0)
Dividends paid to non-controlling interests		(0.1)	(0.1)
Cash flows (used in) provided by financing activities		(130.4)	542.9

Net change in cash and cash equivalents		(37.5)	622.3

Cash and cash equivalents at beginning of period		65.1	137.3
Cash and cash equivalents at end of period		$27.6	$759.6

Cash and cash equivalents consist of
Cash		$27.5	$759.3
Cash equivalents		0.1	0.3
		$27.6	$759.6

Interest and taxes reflected as operating activities
Cash interest payments		$25.9	$38.4
Cash income tax payments (net of refunds)		98.7	112.8

See accompanying notes to condensed consolidated financial statements.

5

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		March 31	December 31
	Note	2022	2021

Assets

Current assets
Cash and cash equivalents		$27.6	$65.1
Restricted cash	6	130.7	162.4
Accounts receivable		706.6	744.9
Contract assets		103.9	129.4
Income taxes		13.0	7.3
Inventories		367.5	282.6
Derivative financial instruments		229.8	-
Other current assets		139.9	131.6
		1,719.0	1,523.3

Non-current assets
Property, plant and equipment		2,981.4	3,023.1
Intangible assets		2,324.8	2,344.1
Right-of-use assets		164.5	167.7
Goodwill		2,718.5	2,718.5
Derivative financial instruments		111.0	405.6
Deferred income taxes		29.8	41.9
Other assets		539.4	510.8
		8,869.4	9,211.7
Total assets		$10,588.4	$10,735.0

Liabilities and equity

Current liabilities
Bank indebtedness		$25.2	$-
Advance from the parent corporation		3.3	21.6
Accounts payable, accrued charges and provisions		864.4	859.6
Deferred revenue		283.3	309.7
Deferred subsidies	6	130.7	162.4
Income taxes		27.0	47.2
Current portion of long-term debt	7	1,095.5	12.0
Current portion of lease liabilities		39.5	39.2
		2,468.9	1,451.7

Non-current liabilities
Long-term debt	7	5,201.5	6,468.0
Derivative financial instruments		35.4	23.3
Lease liabilities		167.0	170.9
Deferred income taxes		771.1	787.6
Other liabilities		196.0	271.5
		6,371.0	7,721.3

Equity
Capital stock	8	1,290.6	1,290.6
Contributed surplus		734.3	734.3
Deficit		(438.8)	(569.3)
Accumulated other comprehensive income (loss)	10	40.1	(16.9)
Equity attributable to shareholders		1,626.2	1,438.7
Non-controlling interests		122.3	123.3
		1,748.5	1,562.0

Total liabilities and equity		$10,588.4	$10,735.0

See accompanying notes to condensed consolidated financial statements.

6

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal, Québec, Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment rental and postproduction services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural event management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, as they may affect advertising expenditures of corporations. Accordingly, the results of operations for interim periods of the Media segment should not necessarily be considered indicative of full-year results due to the seasonality of certain of its operations.

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any new major waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2021 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 11, 2022.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2022.

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	REVENUES

	Three months ended March 31
	2022	2021

Telecommunications:
Internet	$298.6	$296.6
Television	197.3	213.2
Mobile telephony	187.3	170.5
Wireline telephony	75.2	80.7
Mobile equipment sales	63.8	60.5
Wireline equipment sales	32.3	46.7
Other	48.9	45.8
Media:
Advertising	79.2	76.1
Subscription	48.3	49.4
Other	54.3	49.3
Sports and Entertainment	34.1	31.2
Inter-segments	(31.3)	(28.9)
	$1,088.0	$1,091.1

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2022	2021

Employee costs	$218.1	$223.6
Less employee costs capitalized to property, plant and equipment and to intangible assets	(39.5)	(47.9)
	178.6	175.7
Purchase of goods and services:
Royalties, rights and creation costs	201.5	182.8
Cost of products sold	107.0	115.9
Service contracts	40.1	54.9
Marketing, circulation and distribution expenses	19.9	18.7
Other	97.7	89.1
	466.2	461.4
	$644.8	$637.1

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2022	2021

Interest on long-term debt	$72.7	$77.4
Amortization of financing costs	1.7	2.2
Interest on lease liabilities	2.5	2.7
Interest on net defined benefit liability	1.1	2.1
Gain on foreign currency translation on short-term monetary items	(1.1)	(1.2)
Other	(1.2)	(2.2)
	$75.7	$81.0

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2022, a charge of $0.9 million was recorded in connection mainly with cost reduction initiatives in the Corporation’s various segments ($3.2 million in 2021). During the first quarter of 2021, an asset impairment charge of $0.8 million and a loss related to other items of $0.5 million were also recorded.

6.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash (balance of $130.7 million as of March 31, 2022) with a corresponding amount recorded as deferred subsidies on the consolidated balance sheets. During the first quarter of 2022, $31.7 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment upon the realization of the required investments ($5.5 million in the comparative quarter of 2021).

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2022	December 31, 2021

Total long-term debt	$6,332.2	$6,509.5
Change in fair value related to hedged interest rate risk	0.9	8.3
Financing costs, net of amortization	(36.1)	(37.8)
	6,297.0	6,480.0
Less current portion	(1,095.5)	(12.0)
	$5,201.5	$6,468.0

As of March 31, 2022, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,187.3 million ($3,245.9 million as of December 31, 2021) while the net fair value of related hedging derivative instruments was in an asset position of $307.4 million ($381.4 million as of December 31, 2021).

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2021 and March 31, 2022	79,377,062	$1,290.6

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participate, for the three-month period ended March 31, 2022:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2021	2,154,600	$30.69
Exercised	(6,666)	26.52
Cancelled	(83,893)	31.04
As of March 31, 2022	2,064,041	$30.69
Vested options as of March 31, 2022	182,261	$26.52

TVA Group Inc.
As of December 31, 2021 and March 31, 2022	369,503	$2.09
Vested options as of March 31, 2022	48,832	$4.56

During the three-month period ended March 31, 2021, 10,300 stock options of Quebecor Media were exercised for a cash consideration of $0.7 million.

Deferred share unit plan

The deferred share unit (“DSU”) is based either on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”) or on TVA Group Inc. Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of March 31, 2022 and December 31, 2021, 84,647 DSUs based on Quebecor Class B Shares and 120,431 DSUs based on TVA Group Class B Shares were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended March 31, 2022, a charge of $1.7 million was recorded related to stock-based compensation plans ($3.0 million in 2021).

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS

	Cash flow hedges[1]	Translation of investments in foreign associates	Defined benefit plans[2]	Equity investment	Total

Balance as of December 31, 2020	$29.6	$–	$(160.7)	$–	$(131.1)
Other comprehensive (loss) income	(0.7)	–	123.3	–	122.6
Balance as of March 31, 2021	28.9	–	(37.4)	–	(8.5)
Other comprehensive income (loss)	3.8	(17.6)	3.8	1.6	(8.4)
Balance as of December 31, 2021	32.7	(17.6)	(33.6)	1.6	(16.9)
Other comprehensive (loss) income	(14.5)	(4.3)	76.0	(0.2)	57.0
Balance as of March 31, 2022	$18.2	$(21.9)	$42.4	$1.4	$40.1

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/4-year period.
[2]	The re-measurement gain in the consolidated statement of comprehensive income for the three-month period ended March 31, 2022 is mainly due to an increase in the discount rate since December 31, 2021.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

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QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,332.2)	$(6,154.1)	$(6,509.5)	$(6,615.3)
Derivative financial instruments
Foreign exchange forward contracts	(2.0)	(2.0)	0.9	0.9
Cross-currency swaps	307.4	307.4	381.4	381.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Chief Financial Officer

Date: May 19, 2022

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